SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of May, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No _X_

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



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Materials Contained in this Report:

I. Press Release dated May 8, 2008 with respect to the registrant's results of operations for the fiscal year ended March 31, 2008.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on May 8, 2008, with respect to the registrant's results of operations for the fiscal year ended March 31, 2008.

        (1)    FY 2008 Financial Results

        (2)    Highlights of Consolidated Financial Results for FY 2008

        (3)    Highlights of Unconsolidated Financial Results for FY 2008

        (4)    FY 2008 Financial Summary

        (5)    Supplemental Material for Financial Results for FY 2008
               (Consolidated)

        (6) Supplemental Material for Financial Results for FY 2008 (Unconsolidated)

        (7) English translation of the notice concerning the Holding of Ordinary General Shareholders' Meeting to be held on June 24, 2008, as filed by the registrant with the Tokyo Stock Exchange on May 8, 2008.

        (8) English translation of the Notice Concerning Distribution of Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on May 8, 2008.

        (9) English translation of the Notice Concerning Stock Acquisition Rights for the Purpose of Granting Stock Options, as filed by the registrant with the Tokyo Stock Exchange on May 8, 2008.

        (10) English translation of the Notice Concerning Acquisition of Own Shares (To be proposed at the 104th Ordinary General Shareholders' Meeting) (Acquisition of Own Shares under Article 156 of the Corporation Act), as filed by the registrant with the Tokyo Stock Exchange on May 8, 2008.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Toyota Motor Corporation



                                            By:  /s/ Takuo Sasaki
                                                -------------------------------
                                                Name:    Takuo Sasaki
                                                Title:   General Manager of
                                                         Accounting Division



Date:  May 8, 2008